WILMERHALE

Susan W. Murley

+ 1 617 526 6832 (t)
+ 1 617 526 5000 (f)
susan.murley@wilmerhale.com

July 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  James B. Rosenberg

Re:	Sepracor Inc.
Form 10-K for the Fiscal Year ended December 31, 2005 (the “Form 10-K”)
Filed March 16, 2006
File Number: 000-19410

Ladies and Gentlemen:

On behalf of Sepracor Inc., or the Company, this letter is being submitted in response to the comments provided to the Company in a letter, or the Letter, dated June 9, 2006, from James Rosenberg, Senior Assistant Chief Accountant of the staff, or the Staff, of the Securities and Exchange Commission, or the Commission, to Mr. Timothy J. Barberich, Chairman and Chief Executive Officer of the Company. The comments in this letter are based in all respects on information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

In addition, in most instances the Company intends to respond to the Staff’s comments by revising and/or adding disclosure in relevant future filings with the Commission, including its Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2006 and Annual Report on Form 10-K for the year ending December 31, 2006. Such additional language is set forth in our responses below.

Exhibit 13—Selected Portions of the 2005 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 3

Critical Accounting Policies, page 14

1.      We have the following comments about the disclosure you proposed in response to prior comment one:

a.      In your roll forward of the balance for each estimate, please allocate the amount of the current provision between the amounts related to sales made in the current period and sale made in prior periods. Otherwise, please

i.       state that you are not able to do this and explain why and,

ii.      to the extent you are able, discuss how accurate the estimate has been in the past and, if it has changed, how it changed and the effect of the change.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Baltimore   Beijing   Berlin   Boston   Brussels   London   Munich   New York   Northern Virginia   Oxford   Palo Alto   Waltham   Washington

Securities and Exchange Commission
July 6, 2006

Response:

In response to Comment 1(a), the Company intends, in its estimate roll-forward table, to allocate the amount of its current provision between the amounts related to sales made in the current period and sales made in prior periods. The Company expects that the estimate roll forward disclosure in the “Critical Accounting Policies” section of applicable future filings will be similar to the following:

The following table summarizes activity in each of the above categories for the years ended December 31, 2004 and 2005 (in 000’s):

	Payment	Wholesaler	Government Rebates
	Terms	Fee for	and Contractual		Other
	Discount	Service	Discounts	Returns	Discounts	Total
Balance at
January 1, 2004	(1,023)	0	(19,520)	(8,361)	0	(28,904)
Current provision:
Current periods	(7,812)	0	(78,974)	(4,449)	0	(91,235)
Relating to prior year	(241)	0	(676)	0	0	(917)
Total	(8,053)	0	(79,650)	(4,449)	0	(92,152)
Actual:
Current periods	6,529	0	47,331	451	0	54,311
Relating to prior year	1,271	0	19,724	3,705	0	24,700
Total	7,800	0	67,055	4,156	0	79,011
Balance at
December 31, 2004	(1,276)	0	(32,115)	(8,654)	0	(42,045)
Current provision:
Current periods	(17,284)	(15,817)	(82,711)	(20,726)	(2,552)	(139,090)
Relating to prior year	(305)	0	(79)	(1,105)	0	(1,489)
Total	(17,589)	(15,817)	(82,790)	(21,831)	(2,552)	(140,579)
Actual:
Current periods	14,621	6,314	36,029	3,355	1,999	62,318
Relating to prior year	1,612	0	31,414	10,861	0	43,887
Total	16,233	6,314	67,443	14,216	1,999	106,205
Balance at
December 31, 2005	(2,632)	(9,503)	(47,462)	(16,269)	(553)	(76,419)

b.     In discussing your estimate of product that may be returned, please disclose, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date, disaggregated by expiration period.

Response:

In response to Comment 1(b), the Company makes its accrual for estimated sales returns based on several key factors, including the percentage of returns that has been experienced historically and historical aging of the average time between when a product is sold and when it is returned. For products with insufficient returns history, the Company uses product return information for similar drugs. The estimated returns accrual may be adjusted based on other information including

Securities and Exchange Commission
July 6, 2006

competitive issues such as new product introductions, the remaining shelf life of a product upon shipment, estimated inventory levels at key customers and any known changes in sales trends.

The Company receives inventory reports and data, principally from large wholesalers, which enables the Company to estimate, by product, total inventory in the distribution channel. The Company does not, however, receive information with the level of detail necessary to determine, by product and by expiration date, the exact amount of product eligible to be returned under the Company’s return policies at a specific balance sheet date.

The Company believes that a reasonable estimate of distribution channel inventory at December 31, 2005 is approximately $58.0 million for XOPENEX Inhalation Solution, $13.0 million for XOPENEX HFA and $66.0 million for LUNESTA. The Company disclosed these amounts in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and would propose to include similar disclosure in future applicable filings.

The Company believes that the current returns accrual process has led to reasonably accurate estimates of returns exposure and that changes to future estimates are not likely to exceed 0.25% to 0.50%, based on history.

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c.      In discussing the potential effect of changes to your estimates, please disclose your belief that the change being discussed is a reasonably likely change and your basis for that belief. Otherwise, please discuss the change(s) that you do believe to be reasonably likely and express that belief. In this regard, it is not clear how the increase by 0.5% of gross sales could be a reasonably likely change in your estimate for all of the following:  wholesale fee for service discounts, Medicaid discounts, managed care discounts, chargeback and GPO discounts and returns. As you recognized provisions in 2005 for these discounts of between 0.9% and 6.7% of gross sales, the 0.5% appears to be a hypothetical change.

Response:

In response to Comment 1(c), when disclosing the potential effect of changes to the Company’s estimates in the “Critical Accounting Policies” section of future filings, the Company intends to disclose its belief that the change is reasonably likely and its basis for such belief. The Company expects such disclosure will be similar in content to that set forth below.

Product Sales Allowances and Reserves:   We record product sales net of the following significant categories of product sales allowances: payment term discounts, wholesaler fee for service discounts, government rebates and contractual discounts (includes medicaid discounts, medicare discounts, managed care discounts, chargebacks and group purchasing organization, or GPO, contract discounts), returns and other discounts. Calculating each of these items involves significant estimates and judgments and requires us to use information from external sources. Based on known market events and trends, internal and external historical trends, third party data, customer buying patterns and up- to-date knowledge of contractual and statutory requirements, we are able to make reasonable estimates of sales discounts. Historically, our estimates have not materially differed from our actual results.

1)     Payment terms discounts—We offer our wholesaler customers a 2% prompt-pay cash discount as an incentive to remit payment within the first thirty days after the date of the invoice. Prompt-pay discount calculations are based on the gross amount of each invoice. We account for these discounts by reducing

Securities and Exchange Commission
July 6, 2006

sales by the 2% discount amount when product is sold, and apply earned cash discounts at the time of payment. Since we began selling our products commercially in 1999, our customers have routinely taken advantage of this discount. Based on common industry practices and our customers’ overall payment performance, we accrue for cash discounts on product sales recorded during the period. We adjust the accrual to reflect actual experience as necessary, and historical adjustments have not been material. Based on our history of estimating payment term discounts and the low dollar exposure, we do not anticipate that changes to estimates will have a material impact on net sales.

2)     Wholesaler fee for service discounts—In the second quarter of 2005, we entered into letter agreements with certain wholesaler customers that provide these wholesalers with the opportunity to earn discounts in exchange for the performance of certain services. These agreements are subject to termination upon thirty days prior written notice. Our effective rate of wholesaler discounts applied across all product sales beginning in our second quarter of 2005 was approximately 2.1%, and when measured against full year sales was 1.7%. Our accruals for wholesaler fees are based on actual data of product sales made to wholesale customers with letter agreements, and not on estimates. If the percentage of gross sales sold to wholesalers with letter agreements increases, our liability related to wholesaler discounts could increase materially.

3)     Government rebates and contractual discounts—

Medicaid Discounts—We record accruals for rebates to be provided through the Medicaid Drug Rebate Program as a reduction of sales when the product is sold. We rebate individual states for all eligible units purchased under the Medicaid program based on a rebate per unit calculation, which is driven off our Average Manufacturer Price, or AMP. We estimate the expected rebate per unit to be used and adjust our rebate accruals based on expected changes in rebate pricing. We also examine the historical rebate trends and the trend of sales that become eligible for Medicaid programs and any changes expected to these trends. In addition, certain states have supplemental rebate programs, which provides such states with an additional rebate. Supplemental rebates, like rebates under the Medicaid Drug Rebate Program, are recorded as a reduction of sales when the product is sold. Rebate amounts are generally invoiced quarterly in arrears and paid thirty days after they are invoiced. As a result, our accrual consists of (i) an estimate of the amount expected to be incurred for the current quarter’s prescriptions, (ii) an accrual for prior quarters’ unpaid rebates and (iii) an accrual for estimated inventory in the distribution channel.

We recorded a provision for Medicaid rebates of 6.7% and 11.3% of gross sales in 2005 and 2004, respectively. The reduction was principally due to a change in product mix, with LUNESTA, which we commercially introduced in 2005, having significantly lower Medicaid eligible units than XOPENEX Inhalation Solution. Actual Medicaid discounts could exceed historical experience and our estimates of expected Medicaid activity and rebate per unit amounts. The most significant estimate we make in connection with this accrual is the estimate of the number of Medicaid eligible units in the distribution channel. In recent quarters, our estimates have been approximately 98% accurate. Although the actual Medicaid rebate may vary by more than 2% of the estimated eligible Medicaid units in future periods, we believe, based on prior experience, a 2% variation in our estimate is reasonably likely. A 2% understatement of Medicaid eligible units at the end of 2005 would have resulted in an additional provision of approximately $0.3 million.

Medicare Discounts (Part B)—We record accruals for rebates to be provided through Medicare programs, as a reduction of sales when the product is sold. We established a Medicare rebate program in order to increase the access by Medicare beneficiaries to our XOPENEX Inhalation Solution 1.25 mg strength product through Medicare pharmacy providers, or MPPs. This 1.25 mg strength of

Securities and Exchange Commission
July 6, 2006

XOPENEX is covered under a Medicare code for drugs used with durable medical equipment, in our case, nebulizers. We provide rebates to customers for the difference between the wholesale purchase price and the reimbursement level for the drug set by the applicable Medicare code. We estimate the expected rebate using historical data and by examining trends and expected changes in Medicare codes. Medicare payments are paid to MPPs primarily on a monthly basis. Accordingly, the provision typically relates to the activity over a one-month period and, as a result, the total provision consists of  (i) an estimate of the amount expected to be incurred for the current month’s prescriptions, (ii) an accrual for prior months’ unpaid rebates and (iii) an accrual for estimated inventory in the distribution channel.

The provision for Medicare rebates was less than 1% and 5.3% of gross sales in 2005 and 2004, respectively. The reduction in 2005 was principally due to a change in the reimbursement level based on the Medicare code assigned to our 1.25 mg XOPENEX Inhalation product. This change has had a significant favorable impact on net sales for the Company. Actual Medicare discounts could change significantly in the future based on changes to Medicare reimbursement classifications. For example, if the Medicare discount provision percentage were to revert back to 2004 levels on our 1.25mg XOPENEX Inhalation Solution product, we would incur an additional provision of approximately $14.0 million.

Medicare rebates at our current reimbursement levels represent an immaterial amount of sales rebates. Based on the accuracy of estimates and the small dollar amounts involved, we do not expect changes in estimates to have a material impact on net sales.

Managed Care Discounts—We have entered into agreements with certain managed care organizations, or MCOs, whereby we provide agreed upon discounts to such entities based on the achievement of sales volume and/or market share purchasing targets. We record accruals for these discounts as a reduction of sales when product is sold based on discount rates and expected levels of sales volumes of these MCOs during a period. We estimate eligible sales based on historical amounts and sales trends and expected changes to these trends. Discounts are generally invoiced and paid quarterly in arrears. Accordingly, our accrual consists of (i) the amount expected to be incurred for the current quarter’s prescriptions, (ii) an accrual for prior quarters unpaid discounts and (iii) an accrual for estimated inventory in the distribution channel.

The provision for MCO rebates was approximately 1.3% and 1.4% of gross sales in 2005 and 2004, respectively. Actual MCO discounts could exceed historical experience and our estimates of expected future participation in these programs. However, in part due to the fact that only a few organizations currently account for approximately 90% of our MCO discounts, our MCO discount estimates have historically been very similar to the actual MCO discounts. We expect that a small number of organizations will continue to account for substantially all of our MCO discounts for the foreseeable future and, therefore, do not expect significant changes to our MCO discount estimates in future periods.

Chargebacks and GPO Contract Discounts—We have entered into agreements with certain group purchasing organizations, or GPOs, in which its members can purchase product from our wholesalers at a specified price. GPOs are organizations that represent a group of end buyers in the purchase of goods. These agreements involve the wholesalers who receive a stated margin on sales to GPO’s. When the difference between the wholesaler’s purchase price and the GPO’s price creates a margin less than the amount agreed between us and the wholesaler, the wholesaler requests a credit, which is referred to as a chargeback. We record accruals for these discounts as a reduction of sales when product is sold. We estimate eligible sales based on a history of the average actual chargebacks and an average of the chargeback cycle time, which is the time from when a wholesaler sells to a GPO until

Securities and Exchange Commission
July 6, 2006

we issue a credit to the wholesaler. We examine the history of sales which qualify for chargebacks and monitor sales trends and contractual changes. Our accrual consists of the amount expected to be incurred for the current sales in the calculated chargeback cycle, plus an accrual for estimated inventory in the distribution channel.

The provision for chargebacks and GPO contract credits was approximately 0.9% and 1.3% of gross sales in 2005 and 2004, respectively. Actual chargeback and GPO contract credits could exceed historical experience and our estimates of future participation in these programs. However, over the past few years, chargeback activity has been fairly stable and the chargeback cycle has continually decreased. In addition, the dollar value of our chargebacks and GPO contract credits are relatively low. Therefore, we do not expect significant variation between actual chargeback and GPO credits and our estimates.

4)     Returns—Customers can return short-dated or expired product that meets the guidelines set forth in our returns good policy. Product shelf life from the date of manufacture for XOPENEX Inhalation Solution is 15 months, XOPENEX  HFA is 21 months and LUNESTA is 15-24 months. Returns are accepted from wholesalers and retail pharmacies. Customers can return product with six months or less of shelf life remaining and expired product within twelve months following the expiration date. We record an estimate for returns as reductions of revenue at the time product sales are recorded. We base our estimates of product returns on the percentage of returns that we have experienced historically and on a historical aging of the average time a return occurs from the time the product was sold. For products with insufficient return history we ensure we can estimate by examining data of similar drugs. For example, with LUNESTA we researched industry data on return patterns of widely prescribed insomnia drugs. We may adjust our estimate of product returns if we are aware of other factors that we believe could significantly impact our expected return percentages. These factors include our estimate of inventory levels of our products in the distribution channel, the product shelf life of the product we have shipped, competitive issues such as new product entrants and other known changes in sales trends.

In 2005, we recorded a provision for returns of XOPENEX Inhalation Solution at a rate of approximately 3.1%, for returns of XOPENEX HFA at approximately 2.4% and for returns of LUNESTA at a rate of approximately 1.3%. Actual returns could exceed historical experience and our estimates of expected future returns due to factors such as wholesaler and retailer stocking patterns and inventory levels and/or competitive changes. Based on these factors, and as a result of fluctuations observed in prior periods, we believe it is reasonably likely that the actual returns provision percentage could vary from the estimated percentage within a range of 0.25% to 0.5%. If the returns provision percentage for each of these products had increased by 0.25% to 0.5% of gross sales in 2005, an additional provision of between $2.3 million and $4.6 million would have been necessary.

Many of our accruals include an estimate of inventory in the distribution pipeline. At December 31, 2005, we believe a reasonable estimate of the value of our pipeline inventory is approximately  $58.0 million for XOPENEX Inhalation Solution, $13.0 million for XOPENEX HFA and $66.0 million for LUNESTA.

5)     Other Discounts—At times we offer special programs and discounts. In 2005 we implemented discount programs related to the launch of LUNESTA and XOPENEX HFA MDI to support the goal of making the products widely available. These programs include discounts for auto-shipments to pharmacies, coupons and vouchers. Under the auto-shipments to pharmacies program, we give a discount to wholesalers that provide evidence that they have delivered product to an agreed upon number of pharmacies in a timely manner. Under the coupon program, physicians give patients coupons to purchase the prescribed drug at a discount from any retail pharmacy. We reimburse retail pharmacies for these

Securities and Exchange Commission
July 6, 2006

discounts through a third-party administrator. Under the voucher program, physicians give patients vouchers to obtain free samples of the prescribed drug from any retail pharmacy. We reimburse retail pharmacies for the cost of these products through a third party administrator. We use the voucher program primarily in states where samples cannot be shipped directly to physicians.

In each case mentioned above, we estimate the cost of reimbursement as a reduction of gross sales when the product is sold. In addition, we maintain an accrual for unused coupons and vouchers based on outstanding total coupons and vouchers and their historical usage rates and adjust this accrual whenever changes in such historical usage rate occurs. Each of these programs has a defined expiration date.

As requested in the Letter, the Company acknowledges the following:

•  the Company is responsible for the adequacy and accuracy of the disclosure in this letter and the Form 10-K;

•  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone with the undersigned at 617-526-6832 or Lia Der Marderosian of this firm at 617-526-6982 or David Aubuchon of the Company at 508-357-7617.

Very truly yours,

/s/ Susan W. Murley

Susan W. Murley

SWM:mgp